Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2006

Mr. Eugene G. Ballard
Senior Vice President, Chief Financial Officer,
and Treasurer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
**   Filed March 13, 2006**
**   File No. 001-15202**

Dear Mr. Ballard,

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joseph J. Roesler
                                        Accounting Branch Chief